EXHIBIT 99.1

Standard Lithium Appoints Paul Collins to the Board of Directors

Mr. Collins Brings Over 35 Years of Advisory and Investment Banking Experience in Industrials, Chemicals and Energy to the Standard Lithium Board

VANCOUVER, British Columbia, Dec. 10, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, is pleased to announce the appointment of Paul Collins as an independent member of its board of directors.

Robert Cross, Non-Executive Chairman of the Board of Directors, commented, “On behalf of the Standard Lithium Board, I am delighted to welcome Paul as an independent director. He brings over 35 years of advisory and investment banking experience in industrials, chemicals and energy to the Board. Throughout his career, Paul served as a trusted advisor to executives and boards on strategic issues, including financing, capital allocation and transactions.”

“Paul adds significant strategic leadership to Standard’s board as our focus turns to bringing production online for our shareholders,” said David Park, Chief Executive Officer and Director of Standard Lithium. “2025 is expected to be a pivotal year for the Company as we pursue customer off-take commitments and financing. His experience in these areas will be indispensable as we continue to advance our world-class lithium brine projects in partnership with Equinor.”

Mr. Collins has advised on company strategy, mergers and acquisitions and corporate finance. From 2014 to 2023, he was Senior Advisor and Partner at Centerview Partners, LLC, where he worked with C-suites and boards on long-term strategic issues and financing in the industrials and chemicals sectors. Prior to joining Centerview, Mr. Collins served as the Vice Chairman of Barclay’s North American Investment Banking Division, Energy and Chemicals from 2008 to 2014. Previously, he held various leadership positions at Lehman Brothers, Merrill Lynch, the Blackstone Group and Salomon Brothers. During his tenure in investment banking, he advised on approximately $190 billion in various transactions worldwide.

Mr. Collins holds a Master of Business Administration from the Wharton School, University of Pennsylvania and a Civil Law degree with Honors from University College in Dublin, Ireland.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Iverson
Vice President, IR & Corporate Communications
+1 720 484 1147
a.iverson@standardlithium.com

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/